Exhibit 99.2

Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our restated unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014 and 2015, and related notes contained in this report on Form 6-K/A. As discussed in the Explanatory Note to this report on Form 6-K/A, the Company is restating its financial statements covering the nine months period ended September 30, 2015.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. For the nine months ended September 30, 2015, our consolidated revenue was NT$15,114 million (US$458 million) and our profit for that period attributable to equity holders of the Company was NT$904 million (US$27 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees.

ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. The merger completed on June 17, 2015 and ChipMOS Taiwan continues as the surviving merged entity. As of December 31, 2015, we owned approximately 522 million or 58.3% of ChipMOS Taiwan shares.

On December 11, 2015, the Board of Directors of ChipMOS Taiwan authorized and signed a share subscription agreement (the “Tsinghua Share Subscription Agreement”) to sell 299,252,000 common shares of ChipMOS Taiwan (the “Private Placement Shares”) to Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) through a private placement at a price of NT$40.0 per common shares of ChipMOS Taiwan, representing an aggregate purchase price of approximately NT$12.0 billion (US$364 million) (the “Private Placement”). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan; (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan; (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders; and (4) it would not solicit proxy for ChipMOS Taiwan shareholders meeting. After the Merger and the issuance of the Private Placement Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.3% of the outstanding shares of ChipMOS Taiwan. Our shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.1% post-Private Placement and post-Merger (as defined below).

On December 11, 2015, ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, which is designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and wafer bumping services in the PRC, and would introduce other potential suppliers, customers and business partners in the PRC to ChipMOS Taiwan.

On January 21, 2016, the Board of Directors of the Company with the recommendation of its Special Committee approved the merger with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company (the “Merger”). According to the agreement and plan of merger entered into between the Company and ChipMOS Taiwan on January 21, 2016, the shareholders of the Company will receive US$3.71 in cash and 0.9355 American Depositary Shares (“ADS”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each outstanding Company common share of par value US$0.04. This would represent US$19.77 in total consideration as of January 20, 2016 based on the closing price per ChipMOS Taiwan Share on the Taiwan Stock Exchange on January 20, 2016, the last trading day before the public announcement of the Merger, and an exchange rate of NT$33.785 to US$1.0. ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of the new ADSs on the NASDAQ, and the issuance of approximately 510,595,000 common shares which will be represented by the new ADSs to be issued as part of the consideration for the Merger.

On closing of the Merger, all outstanding common shares of the Company will be cancelled and converted into the right to receive Merger consideration and all shares of ChipMOS Taiwan currently held by the Company will be cancelled.

The listing of the new ADSs and the Merger are subject to customary closing conditions, including shareholders’ approvals from the Company and ChipMOS Taiwan, and approvals from governmental authorities and regulators under the applicable provisions of the Companies Act (1981) of Bermuda (as amended), the ROC Business Mergers and Acquisitions Act, as amended and other applicable laws, if any. We expect the Merger to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the U.S. Securities and Exchange Commission (the “SEC”).

On January 28, 2016, the proposed Private Placement was approved by the shareholders of ChipMOS Taiwan in an extraordinary general meeting.

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (“Tibet MaoYe”), which will become a subsidiary controlled by Tsinghua Unigroup prior to the closing of the Private Placement. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Tsinghua Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed the Tibet MaoYe Share Subscription Agreement, the substantive content of which is consistent with the Tsinghua Share Subscription Agreement.

The proposed Private Placement remains subject to the approval of the Investment Commission, Ministry of Economic Affairs of the ROC (“MOEAIC”). Since Tibet MaoYe, the subscriber of the Private Placement, falls within the definition of an investor from the PRC under the ROC laws and regulations in connection with PRC investment, and since ChipMOS Taiwan’s main area of operations, i.e., the semiconductor assembly and test services, is one of the key industrial sectors regulated under the ROC laws and regulations in connection with PRC investment, Tibet MaoYe has to apply with the MOEAIC for an investment approval, which is subject to a special review. Further, in order to consummate the Private Placement, ChipMOS Taiwan will need to obtain approvals from the Hsinchu Science Park Bureau of the Ministry of Science and Technology on the amendment to the investment plan and updating the company registration particulars regarding the increase of the total capital stock of ChipMOS Taiwan.

In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of ChipMOS BVI, formerly known as Modern Mind. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. In April 2011, ChipMOS Bermuda entered into the MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement transaction was completed on October 3, 2011 and ChipMOS BVI, became the wholly-owned subsidiary of ThaiLin. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan, ChipMOS BVI then became the wholly-owned subsidiary of ChipMOS Taiwan. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units.

The current generation of advanced testers typically cost between US$1 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$68 thousand each and inner-lead bonders for TCP and COF assembly cost approximately US$360 thousand each and COG chip sorters cost approximately US$220 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and testing services for memory and logic/mixed-signal semiconductors increased gradually each year since 2010, continuing in 2013, 2014 and 2015. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin during these periods.

Declining Average Selling Prices of Our Testing and Assembly Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our testing and assembly services experienced sharp declines during such periods as a result of intense price competition from other independent testing and assembly companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and attain high capacity utilization rates;

•	concentrate on testing of potentially high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into potentially higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM in 2010, for DRAMs with more advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility, the average market demand for DRAM remained low since 2010 until 2015. Our revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products from the second half of 2009 and continue in 2015.

Change in Product Mix. Declines in average selling prices since 2009 have been partially offset by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors, bumping services and 12-inch wafer processing have increased as a percentage of our total revenue over the 2009 to 2015 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.00 per share to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main Board of TWSE on April 11, 2014. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan. As of December 31, 2015, we owned approximately 522 million ChipMOS Taiwan shares representing 58.3% of ChipMOS Taiwan’s outstanding shares.

On December 11, 2015, the Board of Directors of ChipMOS Taiwan authorized and signed the Tsinghua Share Subscription Agreement to sell 299,252,000 common shares of ChipMOS Taiwan to Tsinghua Unigroup through a private placement at a price of NT$40.0 per common shares of ChipMOS Taiwan, representing an aggregate purchase price of approximately NT$12.0 billion (US$364 million). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan; (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan; (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders; and (4) it would not solicit proxy for ChipMOS Taiwan shareholders meeting. After the Merger and the issuance of the Private Placement Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.3% of the outstanding shares of ChipMOS Taiwan. Our shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.1% post-Private Placement and post-Merger.

On December 11, 2015, ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, which is designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and wafer bumping services in the PRC, and would introduce other potential suppliers, customers and business partners in the PRC to ChipMOS Taiwan.

On January 21, 2016, the Board of Directors of the Company with the recommendation of its Special Committee approved the merger with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company. According to the agreement and plan of merger entered into between the Company and ChipMOS Taiwan on January 21, 2016, the shareholders of the Company will receive US$3.71 in cash and 0.9355 American Depositary Shares (“ADS”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each outstanding Company common share of par value US$0.04 currently held. This would represent US$19.77 in total consideration as of January 20, 2016 based on the closing prices per ChipMOS Taiwan Share on the Taiwan Stock Exchange on January 20, 2016, the last trading day before the public announcement of the Merger, and an exchange rate of NT$33.785 to US$1.0. ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of the new ADSs on the NASDAQ, and the issuance of approximately 510,595,000 common shares which will be represented by the new ADSs to be issued as part of the consideration for the Merger.

On closing of the Merger, all outstanding common shares of the Company will be cancelled and converted into the right to receive Merger consideration and all shares of ChipMOS Taiwan currently held by the Company will be cancelled.

The listing of the new ADSs and the Merger are subject to customary closing conditions, including shareholders’ approvals from the Company and ChipMOS Taiwan, and approvals from governmental authorities and regulators under the applicable provisions of the Companies Act (1981) of Bermuda (as amended), the ROC Business Merger and Acquisitions Act, as amended and other applicable laws, if any. We expect the Merger to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the U.S. Securities and Exchange Commission (the “SEC”).

On January 28, 2016, the proposed Private Placement was approved by the shareholders of ChipMOS Taiwan in an extraordinary general meeting.

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYe, which will become a subsidiary controlled by Tsinghua Unigroup prior to the closing of the Private Placement. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Tsinghua Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed the Tibet MaoYe Share Subscription Agreement, the substantive content of which is consistent with the Tsinghua Share Subscription Agreement.

The proposed Private Placement remains subject to the approval of the MOEAIC. Since Tibet MaoYe, the subscriber of the Private Placement, falls within the definition of an investor from the PRC under the ROC laws and regulations in connection with PRC investment, and since ChipMOS Taiwan’s main area of operations, i.e., the semiconductor assembly and test services, is one of the key industrial sectors regulated under the ROC laws and regulations in connection with PRC investment, Tibet MaoYe has to apply with the MOEAIC for an investment approval, which is subject to a special review. Further, in order to consummate the Private Placement, ChipMOS Taiwan will need to obtain approvals from the Hsinchu Science Park Bureau of the Ministry of Science and Technology on the amendment to the investment plan and updating the company registration particulars regarding the increase of the total capital stock of ChipMOS Taiwan.

Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD and other flat-panel display driver semiconductor testing and assembly services; and (4) bumping services for memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Nine-Month Period ended September 30,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Testing
Memory	$3,349.6	$3,059.5	$92.8
Logic/mixed-signal	472.3	577.7	17.5
Total testing	3,821.9	3,637.2	110.3
Assembly
Memory	5,146.0	4,315.0	130.8
Logic/mixed-signal	461.5	446.6	13.6
Total assembly	5,607.5	4,761.6	144.4
LCD and other flat-panel display driver semiconductor testing and assembly	3,739.4	4,057.3	123.0
Bumping	3,039.9	2,658.3	80.6

Total	$16,208.7	$15,114.4	$458.3

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, logic/mixed-signal semiconductors, testing and assembly services for LCD and other flat-panel display driver semiconductors and bumping services.

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to continue entry into additional long-term capacity agreements as well as focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into potentially higher-margin segments. These efforts require significant upfront investment in advance of incremental revenue, which could impact our margins.

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing.

We price our assembly services on a per unit basis, taking into account the complexity of the package, our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

We price our testing and assembly services for LCD and other flat-panel display driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

On a case by case basis, we offer volume discounts to customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services and may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue upon completion of testing and assembly services. We also recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. We submit invoices at the time of completion of service or shipment or delivery and generally require all customers to pay within 60 days after the last day of the month during which the invoice was sent.

Related Party Revenues

In the nine months ended September 30, 2014 and 2015, no revenue was derived from related parties.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 72% and 72% of our revenue in nine months ended September 30, 2014 and 2015, respectively. We also generate revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 33 to our consolidated financial statements contained in this Form 6-K for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. As of September 30, 2015, we had 959 testers, 141 burn-in ovens, 1,097 wire bonders, 121 inner-lead bonders, 9 steppers and 20 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 74% in nine months ended September 30, 2014 and 66% in nine months ended September 30, 2015. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 78% in nine months ended September 30, 2014 and 62% in nine months ended September 30, 2015. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 78% in nine months ended September 30, 2014 and 75% in nine months ended September 30, 2015. In addition, our average capacity utilization rate for bumping was 87% in nine months ended September 30, 2014 and 69% in nine months ended September 30, 2015.

For each period of time selected, we derived the capacity utilization rate for our testing operations by dividing the total number of hours of actual use of our facilities’ testing equipment units by the maximum number of hours that these equipment units were capable of being used. The testing capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

For each period of time selected, we derived the capacity utilization rate for our assembly operations by dividing the total number of units actually produced by our assembly facilities by the maximum number of units that these facilities are capable of producing. The assembly capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

Our gross revenue is generally the product of the total volume of our customer orders multiplied by the average selling price per deliverable unit from our assembly or testing services, as the case may be. As a result, in a period where the average selling prices do not fluctuate significantly, increases or decreases in our capacity utilization rates generally correlate to increases or decreases in our gross revenue. Periods with significant increases in the average selling prices reduce the negative impact on our gross revenue from any decreases in our capacity utilization rates. Similarly, periods with significant decreases in the average selling prices reduce the positive impact on our gross revenue from any increases in our capacity utilization rates.

The Company has significant fixed costs in operating our assembly and testing facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices, or both. Also, as a result, our gross margin and profitability generally decrease in correlation to decreases in our capacity utilization rates, decreases in our average selling prices, or both. Similarly, our gross margin and profitability generally increase in correlation to increases in our capacity utilization rates, increases in our average selling prices, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling price.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with testing and assembly services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Nine-Month Period ended September 30,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Gross profit:
Testing
Memory	$1,101.7	$987.6	$30.0
Logic/mixed-signal	139.5	225.7	6.8
Total testing	1,241.2	1,213.3	36.8
Assembly
Memory	890.6	231.9	7.0
Logic/mixed-signal	222.2	213.9	6.5
Total assembly	1,112.8	445.8	13.5
LCD and other flat-panel display driver semiconductor testing and assembly	837.4	1,253.4	38.0
Bumping	571.2	312.0	9.5

Total	$3,762.6	$3,224.5	$97.8

Gross profit margin:
Testing
Memory	32.9%	32.3%	32.3%
Logic/mixed-signal	29.5	39.1	39.1
Total testing	32.5	33.4	33.4
Assembly
Memory	17.3	5.4	5.4
Logic/mixed-signal	48.1	47.9	47.9
Total assembly	19.8	9.4	9.4
LCD and other flat-panel display driver semiconductor testing and assembly	22.4	30.9	30.9
Bumping	18.8	11.7	11.7
Overall	23.2%	21.3%	21.3%

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses.

Administrative and General

Administrative and general expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses.

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gains and gain on disposal of financial assets at fair value through profit or loss.

Our other non-operating expenses principally consist of interest expenses, impairment of available-for-sale investments and foreign exchange losses.

Non-controlling Interests

Non-controlling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. On April 16, 2013, we sold 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. After the completion of the aforesaid sales the Company held approximately 522 million ChipMOS Taiwan shares, representing 60.4% of the total number of ChipMOS Taiwan’s outstanding shares. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan. In nine months ended September 30, 2015, our non-controlling interests were principally attributable to the non-controlling interests owned by Siliconware Precision and the public shareholders’ interests in ChipMOS Taiwan. As of December 31, 2015, we owned approximately 522 million ChipMOS Taiwan shares, representing 58.3% of ChipMOS Taiwan’s outstanding shares.

Profit for the Year Attributable to Equity Holders of the Company

Our profit attributable to equity holders of the Company was NT$1,074 million and NT$904 million (US$27 million) in nine months ended September 30, 2014 and nine months ended September 30, 2015, respectively.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Nine-Month Period ended September 30,
	2014	2015
IFRS:
Revenue	100.0%	100.0%
Cost of revenue	(76.8)	(78.7)

Gross profit	23.2	21.3
Other operating income	0.5	0.5
Research and development expenses	(3.1)	(3.5)
Sales and marketing expenses	(0.5)	(0.5)
Administrative and general expenses	(3.4)	(3.7)
Other operating expenses	(0.9)	(0.1)

Operating profit	15.8	14.0
Finance costs	(0.6)	(0.7)
Other non-operating income (expense), net	1.1	2.2

Profit before tax	16.3	15.5
Income tax	(4.4)	(4.2)

Profit for the year	11.9%	11.3%

Attributable to:
Equity holders of the Company	6.6%	6.0%
Non-controlling interests	5.3%	5.3%

Nine months ended September 30, 2015 Compared to nine months ended September 30, 2014

Revenue. Our revenue decreased by NT$1,095 million, or 7%, to NT$15,114 million (US$458 million) in nine months ended September 30, 2015 from NT$16,209 million in nine months ended September 30, 2014.

Revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$185 million, or 5%, to NT$3,637 million (US$110 million) in nine months ended September 30, 2015 from NT$3,822 million in nine months ended September 30, 2014. Revenue from testing services for memory semiconductors decreased by NT$290 million, or 9%, to NT$3,059 million (US$93 million) in nine months ended September 30, 2015 from NT$3,350 million in nine months ended September 30, 2014, principally due to the decreased capacity utilization rate. Revenue for testing services for logic/mixed-signal semiconductors increased by NT$106 million, or 22%, to NT$578 million (US$17 million) in nine months ended September 30, 2015 from NT$472 million in nine months ended September 30, 2014, principally due to the increased capacity utilization rate and higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$846 million, or 15%, to NT$4,762 million (US$144 million) in nine months ended September 30, 2015 from NT$5,608 million in nine months ended September 30, 2014. Revenue from assembly services for memory semiconductors decreased by NT$831 million, or 16%, to NT$4,315 million (US$131 million) in nine months ended September 30, 2015 from NT$5,146 million in nine months ended September 30, 2014, primarily as a result of decreased capacity utilization rate and lower customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$15 million, or 3%, to NT$447 million (US$14 million) in nine months ended September 30, 2015 from NT$462 million in nine months ended in September 30, 2014, principally due to the decreased capacity utilization rate.

Revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$318 million, or 9%, to NT$4,057 million (US$123 million) in nine months ended September 30, 2015 from NT$3,739 million in nine months ended September 30, 2014. This increase was principally as a result of an increase in customer demand for LCD and other flat-panel display products.

Revenue from bumping services decreased by NT$382 million, or 13%, to NT$2,658 million (US$81 million) in nine months ended September 30, 2015 from NT$3,040 million in nine months ended September 30, 2014. This decrease was principally due to the decreased capacity utilization rate.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$556 million, or 4%, to NT$11,890 million (US$360 million) in nine months ended September 30, 2015 from NT$12,446 million in nine months ended September 30, 2014, primarily due to the decrease of direct material expenses of NT$736 million (US$22 million) and partially offset by the increase of direct labor expenses and maintenance and repair expenses of NT$61 million (US$2 million), NT$97 million (US$3 million) respectively.

Our gross profit decreased to NT$3,224 million (US$98 million) in nine months ended September 30, 2015 from NT$3,763 million in nine months ended September 30, 2014. Our gross margin was 21.3% in nine months ended September 30, 2015, compared to 23.2% in nine months ended September 30, 2014.

Our gross profit margin for testing services for memory and logic/mixed-signal semiconductors increased to 33.4% in nine months ended September 30, 2015 from 32.5% in nine months ended September 30, 2014, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors testing services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 9.4% in nine months ended September 30, 2015 from 19.8% in nine months ended September 30, 2014, primarily due to the decreased capacity utilization rate for memory semiconductors assembly services.

Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 30.9% in nine months ended September 30, 2015 from 22.4% in nine months ended September 30, 2014, primarily due to the change in product mix.

Our gross profit margin for bumping services decreased to 11.7% in nine months ended September 30, 2015 from 18.8% in nine months ended September 30, 2014, primarily due to the decreased capacity utilization rate.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rates.

Other Operating Income. Other operating income decreased by NT$9 million, or 10%, to NT$77 million (US$2 million) in nine months ended September 30, 2015 from NT$86 million in nine months ended September 30, 2014, primarily due to the decrease of compensation of insurance of NT$11 million (US$334 thousand).

Research and Development Expenses. Research and development expenses increased by NT$25 million, or 5%, to NT$528 million (US$16 million) in nine months ended September 30, 2015 from NT$503 million in nine months ended September 30, 2014, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$4 million, or 5%, to NT$74 million (US$2 million) in nine months ended September 30, 2015 from NT$78 million in nine months ended September 30, 2014, primarily due to the decrease of employee benefit costs and freight-out expenses.

Administrative and General Expenses. Administrative and general expenses decreased by NT$7 million, or 1%, to NT$555 million (US$17 million) in nine months ended September 30, 2015 from NT$562 million in nine months ended September 30, 2014, primarily due to the decrease of employee benefit costs.

Other Operating Expenses. Other operating expenses decreased by NT$120 million, or 83%, to NT$25 million (US$1 million) in nine months ended September 30, 2015 from NT$145 million in nine months ended September 30, 2014, primarily due to the decrease of compensation of NT$114 million (US$3 million).

Finance Costs. Finance costs increased by NT$6 million, or 6%, to finance costs of NT$110 million (US$3 million) in nine months ended September 30, 2015 from NT$104 million in nine months ended September 30, 2014. This change was primarily due to the increase of financial cost of bank loans by NT$9 million (US$273 thousand).

Other Non-Operating Income (Expenses), Net. Other non-operating income (expenses), net, changed by NT$151 million, or 80%, to other non-operating income, net, of NT$340 million (US$10 million) in nine months ended September 30, 2015 from other non-operating income, net, of NT$189 million in nine months ended September 30, 2014. This change was primarily due to the increase of foreign exchange gains by NT$124 million (US$4 million) and share of profit of associates and joint ventures by NT$21 million (US$1 million).

Profit before Tax. As a result of the foregoing, profit before tax decreased by 11% to NT$2,349 million (US$71 million) in nine months ended September 30, 2015 from NT$2,644 million in nine months ended September 30, 2014.

Income Tax. We had an income tax expense of NT$638 million (US$19 million) in nine months ended September 30, 2015 compared to income tax expense of NT$713 million for nine months ended September 30, 2014, primarily due to the decrease of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits of ChipMOS BVI, ChipMOS Shanghai, ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$807 million (US$24 million) in nine months ended September 30, 2015, compared to NT$857 million in nine months ended September 30, 2014.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$904 million (US$27 million) in nine months ended September 30, 2015, compared to NT$1,074 million in nine months ended September 30, 2014.

Critical Accounting Policies

Under IFRS, we are required to make certain estimates, judgments and assumptions about matters that are highly uncertain at the time those estimates, judgments and assumptions are made, and our financial condition or results of operations may be materially impacted if we use different but nonetheless reasonable estimates, judgments or assumptions about those matters for that particular period or if we change our estimates, judgments or assumptions from period to period.

Under IFRS, the significant accounting policies are set forth in Note 2 to our consolidated financial statements contained in this Form 6-K. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below.

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, we also provide a reserve for doubtful receivables based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables. We provided NT$7,301 thousand (US$221 thousand) and NT$7,301 thousand (US$221 thousand), respectively, for the first type of reserve and NT$1,059 thousand (US$32 thousand) and NT$10 thousand (US$1 thousand), respectively, for the second type of reserve.

The allowance we set aside for doubtful receivables were NT$8,360 thousand (US$253 thousand) as of September 30, 2015 and NT$7,311 thousand (US$222 thousand) as of December 31, 2014. The allowances as of September 30, 2015 and December 31, 2014 represented 0.2% and 0.1%, respectively, of our accounts receivable as of those dates. The allowance and reversal in nine months ended September 30, 2015 and in the year ended December 31, 2014 reflected an enlargement of NT$1,049 thousand (US$32 thousand) and a reduction of NT$161 thousand (US$5 thousand), respectively, in accounts receivable that decreased and increased the sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating profit would be affected by NT$530 thousand (US$16 thousand) for nine months ended September 30, 2015 and NT$3 thousand for the year ended December 31, 2014.

An increase in our allowance for doubtful receivables would increase our sales and marketing expenses, and decrease our current assets.

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated economic useful lives. The determination of the useful lives involves management’s estimation. The Group assesses annually the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such a difference may impact the depreciation in the year when the estimate is changed and the future period.

Deferred Tax Assets

Deferred tax assets are recognized for unused tax losses and tax credit to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits.

In nine months ended September 30, 2015 and the years ended December 31, 2014, the Group has NT$1,040 million (US$32 million) and NT$915 million (US$28 million), respectively, of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

As of September 30, 2015 and December 31, 2014, the ending balances for deferred tax assets was NT$173 million (US$5 million) and NT$178 million (US$5 million), respectively.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes.

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the years ended December 31, 2014, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the years ended December 31, 2014, nil impairment loss was recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 23 to our unaudited consolidated financial statements contained in this Form 6-K.

Share-Based Payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 34 to our unaudited consolidated financial statements contained in this Form 6-K. In nine months ended September 30, 2015, the share-based compensation expense amounted to NT$71 million (US$2 million), which was taken into account when determining our profit for the year and shareholders’ equity for the nine months ended September 30, 2015.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of September 30, 2015, our primary sources of liquidity were cash and cash equivalents of NT$11,796 million (US$358 million), short-term loans of NT$4,112 million (US$125 million) available to us in undrawn facilities, which have expired or will expire from October 2015 to September 2016, and long-term loans of NT$2,000 million (US$61 million) available to us in undrawn facilities, which will expire in July 2019. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

In July 2014, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million (US$303 million) for a term of five years, which was used to refinance the existing syndicated loan in July 2014, and to suffice our working capital.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Nine-Month Period ended September 30,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$3,969.5	$3,915.4	$118.7
Investing activities	(2,702.2)	(3,736.9)	(113.3)
Financing activities	(318.9)	(3,680.9)	(111.6)

Net increase (decrease) in cash and cash equivalents	$948.4	$(3,502.4)	$(106.2)

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$3,915 million (US$119 million) in nine months ended September 30, 2015, compared to NT$3,970 million in nine months ended September 30, 2014. Net cash generated from operating activities was positively impacted by a profit before tax of NT$2,349 million (US$71 million) with depreciation expenses of NT$2,243 million (US$68 million) in nine months ended September 30, 2015 compared to a profit before tax of NT$2,644 million with depreciation expenses of NT$2,195 million in nine months ended September 30, 2014. The decrease in net cash generated from operating activities was primarily due to a decrease of accounts and notes receivable of NT$886 million (US$27 million) in the nine months ended September 30, 2015 compared to an increase of NT$622 million in the nine months ended September 30, 2014, an increase of inventories of NT$46 million (US$1 million) in the nine months ended September 30, 2015 compared to an increase of NT$189 million in the nine months ended September 30, 2014, a decrease of accounts payable of NT$244 million (US$7 million) in the nine months ended September 30, 2015 compared to an increase of NT$132 million in the nine months ended September 30, 2014 and an increase of income tax paid of NT$1,409 million (US$43 million) in the nine months ended September 30, 2015 compared to NT$384 million in the nine months ended September 30, 2014.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,737 million (US$113 million) in nine months ended September 30, 2015, compared to NT$2,702 million in nine months ended September 30, 2014. The increase in net cash used in investing activities primarily resulted from the increase in acquisition of property, plant and equipment which was NT$3,619 million (US$110 million) in nine months ended September 30, 2015, compared to NT$2,504 million in nine months ended September 30, 2014, an increase of acquisition of investment in associates of NT$116 million (US$4 million) in nine months ended September 30, 2015, compared to nil in nine months ended September 30, 2014 and the decrease of acquisition of available-for-sale financial assets of nil in nine months ended September 30, 2015 compared to NT$209 million in nine months ended September 30, 2014.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$3,681 million (US$112 million) in nine months ended September 30, 2015, compared to NT$319 million in nine months ended September 30, 2014. The increase in net cash used in financing activities was primarily the result of the net payments of short-term bank loans of NT$428 million (US$13 million) in nine months ended September 30, 2015, compared to net proceeds from short-term bank loans of NT$473 million in nine months ended September 30, 2014, net proceeds of long-term bank loans of NT$492 million (US$15 million) in nine months ended September 30, 2015, compared to net payments of long-term bank loans of NT$266 million in nine months ended September 30, 2014, and the increase of the acquisition of the interest of a subsidiary of NT$1,444 million (US$44 million) in the nine months ended September 30, 2015 compared to nil in the nine months ended September 30, 2014.

Capital Resources

Capital expenditures in nine months ended September 30, 2014 were funded by NT$3,970 million in cash flows from operating activities. Capital expenditures in nine months ended September 30, 2015 were funded by NT$3,915 million (US$119 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital are further discussed under “—Liquidity and Capital Resources”.

Loans

As of September 30, 2015, we had long-term loans of NT$6,531 million (US$198 million) (including current portions of such long-term loans of NT$1,548 million (US$47 million)). As of September 30, 2015, NT$6,531 million (US$198 million) of our long-term loans were collateralized by land and buildings and equipment, owned by ChipMOS Taiwan. Our long-term loans were floating rate loans with a rate between 1.8947% and 2.0% as of September 30, 2015, repayable semi-annually until July 2019.

We had entered into the following syndicated loan and long-term loans facilities:

•	On July 2, 2014, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million (US$303 million) in a term of five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. This loan facility was drawn of NT$8,000 million (US$243 million) as of the date of this Form 6-K.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding intangible assets) ratio below 1.5:1;

•	maintain the profit before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5:1.

ChipMOS Taiwan was in compliance with the financial ratio requirement for 2012 to 2015. ThaiLin and ChipMOS Shanghai were not required to maintain any financial ratio during 2012 to 2014.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of September 30, 2015:

	As of September 30, 2015
	NT$	US$
	(in millions)
During 2016	$1,548	$47
During 2017	1,555	47
During 2018	1,236	38
During 2019 and onwards	2,192	66

	$6,531	$198

As of September 30, 2015, certain of our property, plant and equipment and restricted short-term deposits with an aggregate net book value of NT$6,278 million (US$190 million) and NT$65 million (US$2 million), respectively, were pledged as collateral mainly for long-term bank loans and customs duty guarantee.

Our unused credit lines for short-term loans, as of September 30, 2015, totaled NT$4,112 million (US$125 million), which have expired or will expire from October 2015 to September 2016. As of September 30, 2015, our unused long-term credit facilities totaled NT$2,000 million (US$61 million) which will expire in July 2019.

As of September 30, 2015, we had unsecured short-term loans for importing raw materials in the total amount of NT$126 million (US$4 million), which were due by October 2015, and unsecured exporting loan in the total amount of NT$1,151 million (US$35 million), which were due between October 2015 to December 2015, and unsecured short-term loan for importing machinery in the total amount of NT$63 million (US$2 million), which were due between January 2016 and February 2016.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of 2016. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position.

Trend Information

Off-Balance Sheet Arrangements

As of September 30, 2015, we had no off-balance sheet arrangements.

Taxation

ChipMOS Taiwan is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In nine months ending September 30, 2014 and 2015, tax credits resulted in tax savings for ChipMOS Taiwan of nil, respectively.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In nine months ending September 30, 2014 and 2015, tax credits resulted in tax savings for ThaiLin of nil, respectively.

Profit for the year generated by ChipMOS Taiwan and ThaiLin after January 1, 1998, which is not distributed in the year following the year the profit was generated, is subject to income tax at the rate of 10%. If that profit for the year is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the AMT Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin were reflected in nine months ending September 30, 2015.

In accordance with the relevant tax rules and regulations of the PRC, ChipMOS Shanghai is entitled to an income tax exemption starting from the first profit making year, with a full exemption available for the first two years and a 50% exemption available for three additional years thereafter. As the first profit-making year for ChipMOS Shanghai was 2004, the profits made in the years 2004 and 2005 were fully exempt, and the profits made in the years 2006 through 2008 were subject to a 50% tax exemption. Commencing January 1, 2009, ChipMOS Shanghai is subject to a 25% tax on profits. Any tax losses can only be carried forward for five years.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of September 30, 2015, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$6,833	$1,670	$2,939	$2,224	$—
Short-term loans(1)	1,343	1,343	—	—	—
Operating leases	380	50	65	62	203
Capital commitments	1,983	1,983	—	—	—

Total contractual cash obligations	$10,539	$5,046	$3,004	$2,286	$203

Note:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at September 30, 2015, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.